

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
John Barton
President, Chief Executive Officer & Chief Financial Officer
Petroterra Corp.
607 28 1/4 Road, Suite 115
Grand Junction, CO 81506

   **Re: Petroterra Corp.**
   **Form 10-K for Fiscal Year Ended March 31, 2013**
   **Filed on July 17, 2013**
   **Form 10-Q for Quarter Ended December 31, 2013**
   **Filed on February 19, 2014**
   **File No. 001-34970**

Dear Mr. Barton:

   We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and amending your filing for comment number 2 and providing any requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 9A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

1.  Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to

management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and please revise future filings to state management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

2.      We note that you have not specifically provided a conclusion as to the effectiveness of your internal controls over financial reporting ("ICFR"). Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your ICFR.

3.      Given the omission mentioned in the comment above, please reassess and conclude on the effectiveness of your disclosure controls and procedures.


Other


4.      Data about your company included in the SEC's EDGAR system includes the company's current fiscal year end.  However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report.  Please correct the fiscal year end listed in EDGAR as follows:

   * log onto your account at https://www.edgarfiling.sec.gov
   * select "retrieve/edit data" from the left-side menu
   * select "retrieve company information"
   * select "edit company information" at the bottom of the screen
   * enter the month and day of your fiscal year end (e.g., "1231" or "0630") in the "fiscal year end" field
   * and finally select "submit change" at the bottom of the screen.

   If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31$^{st}$), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31$^{st}$, or "0531").

Form 10-Q for Quarter Ended December 31, 2013

Note 3. Summary of Significant Accounting Policies, page 4

Website, page 5

5.      Please tell us in further detail the nature of the costs capitalized as "website" on your balance sheet.

Note 4. Acquisition of Oil and Gas Properties, page 6

6.      We note the title of the footnote states acquisition of oil and gas properties, while the narrative in the footnote describes the transaction as an assignment of a lease, assignment of rights under a certain purchase agreement, and ownership of leases. Accordingly, please clarify for us in further detail the nature, substance and terms of the transaction.

7.      We further note that your website states PetroTerra Corp currently owns a 100% working interest and 80% net revenue interest in three leases. Please further clarify this statement for us. Additionally, please advise how this statement reconciles to the disclosure in your filing.

8.      Please tell us how you determined the value assigned to the line item "Oil & Gas Exploration" on your balance sheet. Please tell what guidance you relied upon and how you determined your valuation was appropriate. Additionally, please tell us how you determined that these costs were recoverable.

9.      Please tell the nature of the installment payments being made to Pioneer Oil and Gas as it appears that your transaction is with Ardmore Investments Inc.

Note 5. Common Stock, page 6

10.     Please tell us to whom the 150,000 shares of common stock sold on November 1, 2013 were sold to and whether the buyer is a related party.

11.     Please tell us to whom the 300,000 shares of common stock sold on December 19, 2013 were sold to and whether the buyer is a related party.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief